
SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2007
WASH, D.C.
203
SECTION



AB 3/16

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SECURITIES AND 07004801 EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GALWAY CAPITAL, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 POST OAK BLVD., SUITE 1300
(No. and Street)

HOUSTON	TEXAS	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, HAROLD J. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GALWAY CAPITAL, L.P., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREW L. SMITH
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
03-08-2009

Signature

Managing Director

Title

Andrew L. Smith 2-23-07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (1) ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) SEE NOTE 4 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

GALWAY CAPITAL, L.P.

FINANCIAL REPORT

DECEMBER 31, 2006

(With Independent Auditors' Report Thereon)

CONTENTS



WEAVER AND TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Galway Capital, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (a Texas Limited Partnership) (the "Partnership") as of December 31, 2006 and the related statements of income (loss), changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galway Capital, L.P. at December 31, 2006, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 21, 2007

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

OFFICES IN
DALLAS FORT WORTH HOUSTON

GALWAY CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	17,242
Prepaid expenses		1,180
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $78,368		3,155
TOTAL ASSETS	$	21,577

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$	-
Partners' capital		21,577
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	21,577

The Notes to Financial Statements are
an integral part of this statement.

GALWAY CAPITAL, L.P.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Other income	$ 340
Total revenues	340
OPERATING EXPENSES:	
Depreciation and amortization	1,059
Dues and subscriptions	500
Consulting fees	500
License fees	1,000
Total operating expenses	3,059
NET LOSS	$ (2,719)

The Notes to Financial Statements are an integral part of this statement.

GALWAY CAPITAL, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2006

	Partners' Capital
Balance, December 31, 2005	$ 21,796
Net loss	(2,719)
Contributions from partners	2,500
Balance, December 31, 2006	$ 21,577

The Notes to Financial Statements are an integral part of this statement.

GALWAY CAPITAL, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,719)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,059
Increase in prepaid expenses	(1,180)
Net cash used in operating activities	(2,840)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from partners	2,500
Net cash provided by financing activities	2,500
DECREASE IN CASH	(340)
CASH AT BEGINNING OF PERIOD	17,582
CASH AT END OF PERIOD	$ 17,242

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

The Notes to Financial Statements are an integral part of this statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the "Partnership") was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P.

On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the National Association of Securities Dealers.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services.

In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non-broker-dealer services) that had been previously provided by Galway Capital, L.P. Beginning in 2006, Galway Group, L.P. funded the general and administrative expenses associated with the Partnership's operations through capital contributions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Success fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Furniture, Equipment and Computer Software

The cost of fixed asset purchases is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of fixed assets sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation expense for the year ended December 31, 2006 totaled $1,059.

Depreciation and amortization expense is provided on a straight-line basis using the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Statement of Cash Flows

For the purpose of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Partnership had net capital of $18,422, which was $13,422 in excess of its required net capital of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2006, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, Galway Group, L.P. funded Galway Capital, L.P.'s general and administrative expenses through capital contributions totaling $2,500.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash. The Partnership places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: GALWAY CAPITAL, L.P. | as of 'DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				(1)	$ 21,577	3480
2.	Deduct ownership equity not allowable for Net Capital					(	3490
3.	Total ownership equity qualified for Net Capital					21,577	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
	B. Other (deductions) or allowable credits (List)					-	3525
5.	Total capital and allowable subordinated liabilities					21,577	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C		3155	3540			
	B. Secured demand note deficiency	-		3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-		3600			
	D. Other deductions and/or charges	-		3610		(3,155)	3620
7.	Other additions and/or allowable credits (List)					-	3630
8.	Net capital before haircuts on securities positions					18,422	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$ -		3660			
	B. Subordinated securities borrowings	-		3670			
	C. Trading and investment securities:						
	1. Exempted securities	-		3735			
	2. Debt securities	-		3733			
	3. Options	-		3730			
	4. Other securities	-		3734			
	D. Undue Concentration	-		3650			
	E. Other (List)	-		3736		(	3740
10.	Net Capital				(3)	$ 18,422	3750

SEE ATTACHED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GALWAY CAPITAL, L.P. as of DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$ -	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 13,422	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 13,422	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Amount	Code	Amount	Code
16. Total A.I. Liabilities from Statement of Financial Condition			-	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
19. Total aggregate indebtedness			$ -	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			0%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	21,577
ADJUSTMENTS		219
EQUITY FROM FOCUS REPORT	$	21,796

(2) NONALLOWABLE ASSETS

FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE	$	3,155

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$	17,582
LESS ADJUSTMENTS		840
AUDITED NET CAPITAL	$	18,422

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GALWAY CAPITAL, L.P.	AS OF DECEMBER 31, 2006

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Note: In the opinion of the management of Galway Capital, L.P. conditions of the Partnership's exemption from Rule 15c3-3 were complied with through the year ended December 31, 2006.



WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Galway Capital, L.P. (the "Partnership") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

OFFICES IN
DALLAS FORT WORTH HOUSTON

To the Partners of
Galway Capital, L.P.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 21, 2007

END

OATH OR AFFIRMATION

I, David Weild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The National Research Standard, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LILLIAN CALCATERRA
NOTARY PUBLIC, State of New York
No. 01CA4971871
Qualified in Kings County
Cert. Filed in New York County
Commission Expires Sept. 10, 2010

Notary Public

Signature

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NATIONAL RESEARCH STANDARD, INC.

FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA, C.P.A.
managing partner

A. LYLE BAUER, C.P.A.
partner

ANTHONY J. BONOMO, C.P.A.
partner

Accounting Offices


Colabella
& Company
LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

www.colabella.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The National Research Standard, Inc.

We have audited the accompanying statement of financial condition of The National Research Standard, Inc. (A Wholly-Owned Subsidiary of The National Research Exchange, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The National Research Standard, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

Colabella & Company, LLP *Colabella & Company*
Brooklyn, New York
February 26, 2007

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Current Assets		
Cash and cash equivalents	$	78,109
Prepaid expenses		1,897
Total Current Assets		80,006
Total Assets	$	80,006

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	3,000
Due to parent		13,026
Total Liabilities		16,026
Shareholders' Equity		
Common stock		3
Additional paid-in capital		149,472
Accumulated deficit		(85,495)
Total Shareholders' Equity		63,980
Total Liabilities and Shareholders' Equity	$	80,006

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Interest	$ 1,210
Total Revenues	1,210
Expenses	
Licenses, professional fees and insurance	6,913
Expenses allocated from Parent	8,100
Total Expenses	15,013
Net loss	$ (13,803)

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance as of January 1, 2006	3,000	$ 3	$ 149,472	$ (71,692)	$ 77,783
Net Loss				(13,803)	(13,803)
Balance as of December 31, 2006	3,000	$ 3	$ 149,472	$ (85,495)	$ 63,980

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:	
Net income	$ (13,803)
Adjustments to reconcile net income to net cash from operations:	
None	
Changes in operating assets and liabilities:	
(Increase) Decrease in assets:	
Prepaid expenses	(998)
(Decrease) Increase in liabilities:	
Accounts payable and accrued expenses	3,000
Net cash used in operations:	(11,801)
FINANCING ACTIVITIES:	
Capital contributions from Parent	12,076
INCREASE IN CASH & CASH EQUIVALENTS	275
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	77,834
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 78,109

Additional disclosures:
None

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

The National Research Standard, Inc. (the "NRS" or the "Company"), a wholly-owned subsidiary of The National Research Exchange, Inc. (the "NRE" or the "Parent"), is organized as a Delaware "C" Corporation. The NRS is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). NRS was initially organized during 2004 as a limited liability company and during 2004, the members exchanged their member investments for shares of common stock of the Company.

The NRS was formed to create an alternate funding mechanism for customers of the NRE to fund paid-for equity research ("Intermediated Research^{SM}") contracts at the time of a new issue offering. That is, in addition to the NRE's primary duties as an intermediary between sponsors and providers of Intermediated Research, the NRS, acting in the capacity of a "Selected Dealer" (as such term is defined in NASD Rule 2710(a)(5)) in new issue offerings, will receive new issue selling concessions, which will be transferred to the NRE for the purpose of obtaining and funding Intermediated Research.

The NRS, as a broker-dealer, is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934 (Net Capital Requirements for Brokers and Dealers) and operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection), which provides that the NRS carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with the NRS's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. At December 31, 2006, cash and cash equivalents consisted primarily of interest bearing accounts at a major financial institution. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Revenue recognition
The NRS will participate as a "Selected Dealer" in certain new issue equity transactions in order to facilitate the arrangement of ongoing research coverage pursuant to that transaction. Upon the settlement of the transaction and payment of net fees and commissions, as appropriate, by the lead manager, the NRS will receive new issue selling concessions and remit that payment (less a facilitation fee) to the NRE which is responsible for administering the Intermediated Research contract.

The NRS recognizes such revenue and related expenses upon settlement of the transaction.

Income taxes
The NRS is a member of an affiliated group. The NRS is included in the consolidated Federal, state and local income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the NRS are determined on the basis of its separate taxable income.

The NRS accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the NRS based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

The NRS and the NRE have an expense sharing agreement as they utilize common services and facilities. In periods in which the NRS participates in a new issue equity transaction, the NRS will reimburse the NRE for the salary costs of those employees involved in the transaction based on the hours actually worked (times 150% to ensure a fully loaded cost allocation). When the NRS is not involved in a new issue equity transaction, it will reimburse the NRE for 1.0%, 2.5% and 2.0% of the salary costs of the Financial and Operations Principal, Head of Compliance, and Director of Finance, respectively, times 150%. All costs specifically identifiable to the NRS, including regulatory and legal costs, are paid directly by the NRS.

At December 31, 2006, due to Parent totaling $13,026 arose from the above expenses.

NOTE 4 – INDEMNIFICATIONS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 5 - NET CAPITAL REQUIREMENTS

The NRS is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2006, the NRS had net capital of $62,083, which was $12,083 in excess of its required net capital of $50,000. The NRS's ratio of aggregate indebtedness to net capital was .258 to 1.

NOTE 6 – ECONOMIC DEPENDENCY

As shown in the accompanying financial statements, at December 31, 2006, the Company had an accumulated deficit of $85,495. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2008. The Company is economically dependent on its Parent to continue its operations.

NOTE 7 - INCOME TAXES

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the NRS's own operations.

At December 31, 2006, deferred tax assets result from Federal, state and city net operating loss carryforwards of approximately $54,000 expiring through 2026 and the difference between tax and financial reporting for organization costs amounting to approximately $8,000.

Deferred tax assets aggregated approximately $26,000 at December 31, 2006, all of which have been offset by a valuation allowance. As a result of the increase in the valuation allowance of approximately $6,000 during 2006, there are no credits for income taxes reflected in the accompanying statements of operations to offset pretax losses.

THE NATIONAL RESEARCH STANDARD, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Computation of Net Capital

Shareholders' Equity	$	63,980
Deductions and/or charges:		
Non-allowable assets-prepaid expenses		1,897
Net Capital	$	62,083
Aggregate indebtedness	$	16,026
Computation of basic net capital requirement:		
Net capital requirement (minimum)	$	50,000
Excess of net capital	$	12,083
Excess net capital at 1,000%	$	60,480
Ratio of aggregate indebtedness to net capital		.258 to 1

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

THE NATIONAL RESEARCH STANDARD, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2006

The National Research Standard, Inc. operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA, C.P.A.
managing partner

A. LYLE BAUER, C.P.A.
partner

ANTHONY J. BONOMO, C.P.A.
partner

Accounting Offices


Colabella
& Company
LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

www.colabella.com

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
The National Research Standard, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The National Research Standard, Inc. as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colabella & Company

Colabella & Company, LLP
Brooklyn, New York
February 26, 2007

END